UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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EMBRAER RELEASES FOURTH quarter AND FISCAL YEAR 2015 results

AND 2016 OUTLOOK

HIGHLIGHTS

•         In 4Q15, Embraer delivered 33 commercial and 45 executive (25 light and 20 large) jets. The Company ended 2015 with 101 total commercial aircraft deliveries, surpassing 2015 Guidance. Total executive jet deliveries of 120 aircraft (82 light and 38 large) met the executive jet deliveries Guidance for 2015;

•         Revenues in 4Q15 reached US$ 2,074.4 million and in 2015 were US$ 5,928.1 million, also meeting the Company’s 2015 Revenue Guidance range of US$ 5.8 to US$ 6.3 billion;

•         EBIT and EBITDA1 margins were 3.1% and 7.9%, respectively, in 4Q15, and for fiscal year 2015 the EBIT and EBITDA margins were 5.6% and 10.9%, respectively.

•         Excluding provisions related to the Chapter 11 filing of Republic Airways Holdings, EBIT and EBITDA margins in 4Q15 were 8.0% and 12.8%, respectively, and for fiscal year 2015 EBIT and EBITDA margins excluding these items were 7.3% and 12.6%, respectively. EBITDA margin excluding these provisions met the Guidance range of 12.6% to 13.6% for the year, though EBIT margin was below Guidance;

•         Free Cash Flow was strong in 4Q15, at US$ 660.0 million, and 2015 Free Cash Flow was US$ 177.8 million. Free Cash Flow was better than 2014 Free Cash Flow usage of US$ (403.6) million. Embraer also finished 2015 with net cash of US$ 7.2 million vs. net debt of US$38.7 million at the end of 2014;

•         4Q15 Net income attributable to Embraer Shareholders and Earnings per ADS totaled US$ 111.2 million and US$ 0.6091 (US$ 29.7 million and US$ 0.1627 per share excluding deferred tax and provisions relating to Republic’s Chapter 11 filing), respectively, and 2015 Net income attributable to Embraer Shareholders and Earnings per ADS totaled US$ 69.2 million and US$ 0.3787 (US$ 272.0 million and US$ 1.49 per share excluding these items), respectively.

•         Company Guidance for 2016 is for Net Revenues of US$ 6.0 to US$ 6.4 billion. This Guidance is driven by expected deliveries of 105 to 110 jets in Commercial Aviation and 40 to 50 large jets and 75 to 85 light jets in Executive Jets, with Defense & Security revenues of US$ 0.7 to US$ 0.75 billion for the year.

Main financial indicators

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(2)	(2)
	3Q15	4Q14	4Q15	2014	2015
Revenue	1,284.6	2,045.5	2,074.4	6,288.8	5,928.1
EBIT	84.4	196.3	65.3	543.3	331.5
EBIT Margin %	6.6%	9.6%	3.1%	8.6%	5.6%
Adjusted EBIT	84.4	196.3	166.2	543.3	432.4
Adjusted EBIT Margin %	6.6%	9.6%	8.0%	8.6%	7.3%
EBITDA	158.0	281.3	163.6	829.6	648.3
EBITDA Margin %	12.3%	13.8%	7.9%	13.2%	10.9%
Adjusted EBITDA	158.0	281.3	264.5	829.6	749.2
Adjusted EBITDA Margin %	12.3%	13.8%	12.8%	13.2%	12.6%
Adjusted Net Income ²	71.5	129.4	29.7	413.8	272.0
Net income (loss) attributable to Embraer Shareholders	(109.6)	91.4	111.2	334.7	69.2
Earnings (loss) per share - ADS basic (US$)	(0.6013)	0.4983	0.6091	1.8247	0.3787
Net Cash (Debt)	(643.9)	(38.7)	7.2	(38.7)	7.2
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

[2]

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 12.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (148.1) million in 4Q15 and US$ 136.2 million in 2015. Adjusted Net Income also excludes the after-tax provisions for financial guarantees related to the Republic Chapter 11 filing, which was US$ 66.6 million in 4Q15 and 2015.

1

São José dos Campos, March 3, 2016 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2014 (4Q14), September 30, 2015 (3Q15) and December 31, 2015 (4Q15), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

Embraer delivered 33 commercial and 45 executive aircraft (25 light jets and 20 large jets) in 4Q15, for a total of 101 commercial and 120 executive aircraft (82 light jets and 38 large jets) delivered in 2015. This compares with a total of 30 commercial and 52 executive aircraft (38 light jets and 14 large jets) in 4Q14 and 92 commercial and 116 executive aircraft (92 light jets and 24 large jets) delivered in 2014. Total Revenues in 2015 decreased 5.7% to US$ 5,928.1 million, primarily driven by a 44.3% decline in Defense & Security segment revenues for the year, partially offset by revenue growth of 5.9% in Commercial Aviation and 8.0% in Executive Jets.

Consolidated gross margin decreased from 17.3% in 4Q14 to 16.9% in 4Q15 largely as a result of lower profitability of the Executive Jets segment. This was somewhat offset by improvement in the Commercial Aviation segment on a higher number of deliveries and more favorable product mix, as larger E-jet models (E190 and E195) constituted 33% of deliveries in 4Q15 compared to 27% in 4Q14. For 2015, gross margin was 18.7% compared to 19.9% in 2014, mainly due to cost base revisions on contracts in the Defense & Security segment combined with a less favorable product mix in Commercial Aviation and lower gross margin in Executive Jets.

EBIT

EBIT and EBIT margin in 4Q15 were US$ 65.3 million and 3.1%, respectively, declining from the US$ 196.3 million in EBIT and 9.6% EBIT margin reported in 4Q14, considering financial guarantee provisions that occurred in 4Q15. The EBIT margin contraction resulted from the lower gross margin mentioned above combined with other operating expenses in 4Q15, compared to other operating income in 4Q14, which resulted from the non-recurring items mainly related to US$ 100.9 million in provisions following the filing of Chapter 11 by Republic Airways Holdings (Republic), explained in greater detail below. For the full year, 2015 EBIT was US$ 331.5 million, resulting in an EBIT margin of 5.6%. Excluding the non-recurring items, EBIT for 4Q15 was US$ 166.2 million, and the Company’s EBIT margin for the quarter was 8.0%. EBIT and EBIT margin for 2015 excluding the provisions described in the box below were US$ 432.4 million and 7.3%, respectively. The EBIT margin excluding these items was below the Company’s Guidance range of 8.5% to 9% for the year, due principally to cost base revisions on contracts in the Defense & Security segment related to the depreciation of the Brazilian Real versus the US dollar, along with impairment provisions on used aircraft.

Administrative expenses for 4Q15 were US$ 49.6 million, which represented a decline from the US$ 55.4 million reported in 4Q14, and for fiscal year 2015 administrative expenses were US$ 182.0 million vs. US$ 207.5 million in 2014. Selling expenses of US$ 96.9 million in 4Q15 were below the US$ 113.2 million registered in 4Q15, and also declined in fiscal year 2015, at US$ 361.6 million compared to US$ 419.9 million in 2014. The declines in administrative and selling expenses reflect the Company’s ongoing commitment to cost efficiency as well as a more favorable exchange rate, as the average US dollar to Brazilian Real rate in 2015 appreciated 42% when compared to the average rate in 2014.

Research expenses in 4Q15 were US$ 14.9 million, decreasing from the US$ 16.7 million in 4Q14. For the full year, research expenses totaled US$ 41.7 million compared to US$ 47.1 million in 2014, which was also positively affected by the Real devaluation during the year.

Other operating income (expense), net contained non-recurring items in 4Q15, detailed in the box below. Other operating income (expense), net was an expense of US$ 122.7 million in 4Q15, compared to income of US$ 27.4 million in 4Q14. For 2015, other operating expenses of US$ 194.2 million were higher than the US$ 32.6 million reported in 2014. The increases in other operating expense in the quarter and for the full year come primarily as a result of the provisions the Company recognized in 4Q15 related to financial guarantee obligations with Republic, which negatively impacted this line item by US$ 100.9 million, in addition to the aforementioned impairment provisions on used aircraft.

2

Provisions related to Chapter 11 filing of Republic Airways Holdings

As a result of the Republic Airways Holdings (Republic) Chapter 11 filing and related exposures from financial guarantee obligations, the Company’s 4Q15 results include a total provision of US$ 100.9 million related to these obligations. These obligations are related to the ERJ145 jets in Republic’s fleet, and the provision amount is accounted for under Other operating income (expense), net and therefore impacts the Company’s operating results (EBIT) and margin for the period, and consequently, for the year. Actual payments and cash disbursements for these provisions may occur depending on the future negotiations of Republic’s Chapter 11 process.

It is important to note that as of the end of 4Q15, there were a total of 28 E175 aircraft in Embraer’s firm order backlog for Republic. As of the date of Republic’s Chapter 11 filing on February 25, 2016, Republic had 24 E175 aircraft in Embraer’s backlog, which at that time were expected to be delivered between 2016 and 2017.

Republic currently operates a fleet of 230 Embraer jets, of which 50 are of the ERJ145 family of aircraft and 180 are E170/E175 jet models. The final Republic decision on how it will manage the future operation of these aircraft, and the receipt of future aircraft deliveries related to firm orders in Embraer’s backlog, is still ongoing.

net income

Net income attributable to Embraer Shareholders and Earnings per ADS for 4Q15 were US$ 111.2 million and US$ 0.6091 per basic share, respectively, bringing total 2015 Net Income attributable to Embraer Shareholders and Earnings per ADS to US$ 69.2 million and US$ 0.3787 per basic share, respectively.

Adjusted Net income, excluding deferred income tax and social contribution and excluding the after-tax impact of US$ 66.6 million from financial guarantee provisions related to the Republic Chapter 11 filing, was US$ 29.7 million in 4Q15 and US$ 272.0 million in 2015. Earnings per ADS excluding these items was US$ 0.1627 in 4Q15 and US$ 1.49 in 2015.

monetary balance sheet accounts and other measures

Embraer ended 2015 with a net cash position of US$ 7.2 million, which was an improvement from the net debt positions of US$ 643.9 million and US$ 38.7 million at the end of 3Q15 and 2014, respectively. Strong Free cash flow generation of US$ 660.0 million in 4Q15 was the main reason behind the improved net cash (debt) position.

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in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2014	3Q15	2015
Cash and cash equivalents	1,713.0	1,954.5	2,165.5
Financial investments	756.4	791.0	1,372.2
Total cash position	2,469.4	2,745.5	3,537.7
Loans short-term	89.7	311.8	219.4
Loans long-term	2,418.4	3,077.6	3,311.1
Total loans position	2,508.1	3,389.4	3,530.5

Net cash (Debt)*	(38.7)	(643.9)	7.2
* Net cash (Debt) = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

During 2015, the Company generated Free cash flow of US$ 177.8 million compared to negative Free cash flow of US$ (403.6) million in 2014, largely as a consequence of higher Net cash generated by operating activities (net of the financial investments adjustment) of US$ 895.3 million in 2015 compared to the US$ 295.5 million generated during 2014. The principal drivers of the higher cash flow in 2015 were increases in Advances from customers and Unearned income and a decrease in inventories, as well as a smaller increase in the accounts receivable balance in 2015 compared to that of 2014.

in millions of U.S.dollars
IFRS	4Q14	2014	1Q15	2Q15	3Q15	4Q15	2015
Net cash generated (used) by operating activities (1)	506.6	295.5	(291.4)	244.8	70.2	871.7	895.3
Net additions to property, plant and equipment	(86.8)	(283.7)	(57.3)	(74.4)	(75.7)	(82.5)	(289.9)
Additions to intangible assets	(132.3)	(415.4)	(90.9)	(97.7)	(109.8)	(129.2)	(427.6)
Free cash flow	287.5	(403.6)	(439.6)	72.7	(115.3)	660.0	177.8
(1) Net of financial investments and unrealized gains (loss): 4Q14 ($114.2), 2014 (222.7), 1Q15 $130.2, 2Q15 ($ 93.1), 3Q15 $(54.7), 4Q15 (89.9), 2015 (108.0)

Net additions to total PP&E for 4Q15 and 2015 were US$ 82.5 million and US$ 289.9 million, respectively, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX, and proceeds from sale of PP&E. Of the total additions to PP&E in 4Q15, CAPEX amounted to US$ 73.2 million, and in 2015 the Company’s CAPEX was US$ 246.3 million. A portion of the reported CAPEX includes investments related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and were not considered in the Company’s CAPEX Outlook of US$ 300 million for 2015. This contracted CAPEX totaled US$ 27.8 million in 4Q15 and US$ 58.2 million for the full year, as outlined in the table below. Excluding these expenditures, the CAPEX for 2015 was US$ 188.1 million, which was below the Company’s outlook for the year of US$ 300 million.

In 4Q15, Embraer invested a total of US$ 129.2 million in product development, which was partially offset by the addition of US$ 5.4 million in contributions from suppliers. For the full year, the Company invested US$ 427.6 million in product development, partially offset by US$ 140.0 million in contributions from suppliers, yielding net capitalized development investment of US$ 287.6 million for 2015, roughly in line with the Company’s guidance of US$ 300 million for the year. The majority of the development spending for 2015 was related to the E-Jets E-2 commercial jet program, which continues to progress according to plans.

4

in millions of U.S.dollars
	4Q14	2014	1Q14	2Q14	3Q14	4Q14	YTD15
CAPEX	66.8	227.5	78.8	35.9	58.4	73.2	246.3
Contracted CAPEX (Included in CAPEX)	15.2	74.5	6.5	14.1	9.8	27.8	58.2
Additions of aircraft available for or under lease	7.5	19.5	3.2	8.2	4.2	8.0	23.6
Additions of Pool programs spare parts	12.6	36.7	11.4	31.7	13.1	15.4	71.6
PP&E	86.9	283.7	93.4	75.8	75.7	96.6	341.5
Proceeds from sale of PP&E	(0.1)	(0.2)	(36.1)	(1.4)	-	(14.1)	(51.6)
Net Additions to PP&E	86.8	283.5	57.3	74.4	75.7	82.5	289.9

in millions of U.S.dollars
	4Q14	2014	1Q14	2Q14	3Q14	4Q14	YTD15
Additions to intangible	132.3	415.4	90.9	97.7	109.8	129.2	427.6
Contributions from suppliers	(13.9)	(185.4)	(63.8)	(40.4)	(30.4)	(5.4)	(140.0)
Development (Net of contributions from suppliers)	118.4	230.0	27.1	57.3	79.4	123.8	287.6
Research	16.7	47.1	7.4	10.8	8.6	14.9	41.7
R&D	135.1	277.1	34.5	68.1	88.0	138.7	329.3

The Company’s total debt increased US$ 141.4 million to US$ 3,530.5 million in 4Q15 compared to US$ 3,389.4 million in 3Q15. Short-term debt at the end of 4Q15 was US$ 219.4 million and long-term debt was US$ 3,311.1 million. The average loan maturity of the Company’s debt at the end of 4Q15 declined slightly to 6.2 years from the 6.5 years reported in 3Q15, and is in line with Embraer’s business cycle. The cost of Dollar denominated loans at the end of 2015 was 5.26% p.a. compared to 5.56% p.a. at the end of 2014. The cost of Realdenominated loans increased from 6.01% at the end of 2014 to 6.43% p.a. at the end of 2015.

The Company’s Adjusted LTM EBITDA to financial expenses (gross) for 2015 decreased to 3.71 relative to last year’s value of 6.01. At year-end 2015, 23% of total debt was denominated in Reais, vs. 33% at the end of 2014.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollardenominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q15, 68% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2016 cash flow exposure. The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2016, around 45% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.42. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.34.

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operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2014	3Q15	2015
Trade accounts receivable	703.8	830.2	783.4
Customer and commercial financing	68.6	54.9	56.2
Inventories	2,405.3	2,762.8	2,314.6
Property, plant and equipment	2,025.8	2,024.0	2,027.4
Intangible	1,260.9	1,348.5	1,405.4
Trade accounts payable	980.6	983.6	1,034.9
Advances from customers	828.6	856.4	907.9
Total shareholders' equity	3,864.8	3,769.7	3,843.7
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

The principal reasons for the higher operating cash flow generation in 2015 as compared to 2014 was due to improvements in several balance sheet accounts, as previously mentioned above. The large number of aircraft deliveries during 4Q15 drove a US$ 448.2 million decline in inventories from the level at the end of 3Q15 to end the year at US$ 2,314.6 million. This was below the year-end 2014 level, driven by lower inventory build as the production ramp of new executive jet models continues to progress according to plan. Advances from customers increased US$ 79.3 million during the year to end 2015 at US$ 907.9 million, reflecting growth in new orders in both the Commercial Aviation and Executive Aviation segments in 2015. Trade accounts receivable ended 2015 at US$ 783.4 million, representing an increase of US$ 79.6 million from the US$ 703.8 million at the end of 2014, reflecting extended payment cycles by some clients. However, trade accounts receivable have declined approximately US$ 70 million since the end of 2Q15, following adjustments in some of the Company’s Defense & Security programs.

Intangibles increased US$ 144.5 million during the year to US$ 1,405.4 million at the end of 4Q15 as a consequence of continued investments in product development. Property, plant and equipment ended 4Q15 at US$ 2,027.4 million, stable with the level registered at the end of 4Q14.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog increased US$ 1.6 billion during 2015 to end the year at US$ 22.5 billion.

6

segment Results

The Commercial Aviation segment represented 53.8% of consolidated revenues in 4Q15, higher than the 47.7% reported in the same period last year. The portion of Executive Jets revenues increased from 33.7% in 4Q14 to 36% in 4Q15 despite lower deliveries on a year-over-year basis, as the greater mix of large jet deliveries was the principal driver of the 8.1% growth in the segment’s revenue during the quarter. The share of Defense & Security revenues fell from 17.6% in 4Q14 to 9.6% in 4Q15 in response to a weaker Real, cost base revisions, and certain contract adjustments in the segment. Other segment revenues as a percentage of total 4Q15 revenues were 0.6% versus 1% in the prior year period. For the full year, Commercial Aviation revenues constituted 56.5% of the total, Executive Jets revenues were 29%, Defense & Security revenues were 13.7%, and Other segment revenues were 0.8% of the Company’s total for 2015.

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(2)		(2)
BY SEGMENT	3Q15%		4Q15%		4Q15%		2014	%	2015	%
Commercial Aviation	688.2	53.6	975.3	47.7	1,115.3	53.8	3,163.3	50.3	3,348.7	56.5
Defense & Security	181.7	14.1	358.9	17.6	199.7	9.6	1,456.4	23.2	811.1	13.7
Executive Jets	402.0	31.3	690.3	33.7	746.1	36.0	1,591.5	25.3	1,718.6	29.0
Others	12.7	1.0	21.0	1.0	13.3	0.6	77.6	1.2	49.7	0.8
Total	1,284.6	100.0	2,045.5	100.0	2,074.4	100.0	6,288.8	100.0	5,928.1	100.0
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Commercial Aviation

In 4Q15 and 2015 Embraer delivered 33 and 101 commercial aircraft, respectively, as shown below:

DELIVERIES	3Q15	4Q15	4Q15	2014	2015
Commercial Aviation	21	30	33	92	101
EMBRAER 170	-	-	2	1	2
EMBRAER 175	20	22	20	62	82
EMBRAER 190	-	5	5	19	8
EMBRAER 195	1	3	6	10	9

During the fourth quarter of 2015, Embraer achieved another milestone in commercial aviation delivering the 1,200th aircraft of the E-Jets family. The commemorative aircraft, an E195 model, was received by Azul Linhas Aéreas Brasileiras S.A., a Brazilian airline, which operates the largest fleet of this jet type in the world.

Also during the quarter, Embraer announced that it signed a firm order with SkyWest, Inc. for 19 E175 jets. The aircraft will be operated by SkyWest Airlines, under an amendment to an existing Capacity Purchase Agreement (CPA) with Delta Air Lines.

In addition, KLM Cityhopper added two more E175 jets, confirming options from its original order, signed in March 2015, for 17 firm orders plus 17 options.

In December, Embraer delivered the first two E195 jets to Tianjin Airlines, the launch customer of this aircraft model in China. These two aircraft are part of the sales agreement Tianjin Airlines signed with Embraer in 2014 for 20 E195 and 20 E190-E2 jets. In the same period, Colorful Guizhou, another Chinese airline, received its first two E190s.

The Pratt & Whitney PW1900G PurePower® Geared Turbofan™ (GTF) engine, to be used on the Embraer E190-E2 and E195-E2 aircraft, successfully completed its first flight initiating the engine’s flight test program.

In the segment of commercial jets with 70 to 130 seats, Embraer maintains its leadership with more than 50% of the sales and 60% of the deliveries on the world market since the inception of the E-Jet family. At the end of 4Q15, the order book (backlog) and cumulative deliveries for Commercial Aviation were as follows:

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COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	7	200	190	3
E175	500	296	796	331	169
E190	578	88	666	523	55
E195	166	3	169	147	19
E175-E2	100	100	200	-	100
E190-E2	77	85	162	-	77
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,704	659	2,363	1,191	513

The value of the firm order backlog in Commercial Aviation at the end of 2015 was US$ 15.8 billion.

Executive JETS

The Executive Jets segment delivered 25 light and 20 large jets, totaling 45 aircraft in 4Q15, seven units less than the same period of 2014. When comparing full year deliveries, 2015 total deliveries of 120 aircraft was an increase of 3.4% compared to 2014. The Executive Jets segment also improved its sales performance during the year, finishing 2015 with a book-to-bill (in US$) above one.

DELIVERIES	3Q15	4Q15	4Q15	2014	2015
Executive Aviation	30	52	45	116	120
Light Jets	21	38	25	92	82
Large Jets	9	14	20	24	38

In October, Embraer delivered the 300th Phenom 300. The customer took delivery of the aircraft out of Embraer's Melbourne, Florida, facility.

In November, Embraer exhibited its full executive aircraft portfolio at the National Business Aviation Association Convention and Exhibition, in Las Vegas, Nevada. During the show, the company announced an important range increase for the Legacy 450 jet of 325 nm to 2,900 nm, which will give it the best in class range in the mid-light jet segment.

Also in November, Emirates Flight Training Academy signed a firm order for five Phenom 100E jets, plus options for five more aircraft. Deliveries are scheduled to begin in 2017. Still in November, the Legacy 500 set two new world speed records for its class, totaling six records for this jet in 2015.

In December, Embraer delivered the first three Legacy 450s, and also delivered its first Phenom 100E to the Chinese market.

At the end of 2015, Embraer had US$ 2.0 billion in firm orders of executive jets in its backlog.

Defense & security

In line with its commitment to strengthening the defense and security system in Brazil, Embraer Defense & Security has been consolidating its presence and ability to undertake strategic projects in the country. The Company offers in its portfolio the A-29 Super Tucano light attack and advanced trainer and the multi-mission KC-390 military airlifter, as well as a full line of integrated solutions and applications such as Command and Control Center (C4I), radars, ISR (Intelligence, Surveillance & Reconnaissance) and space systems. This also includes integrated systems for information, communications, border monitoring and surveillance as well as aircraft for transportation of authorities and for special missions. With a growing presence in the global market, Embraer Defense & Security products and solutions are present in more than 60 countries.

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In October 2015, the KC-390 started its flight test campaign for certification, with better than expected results: operating throughout the envelope of altitude and speed, with all flaps and slats, and excellent flight and landing qualities; high maturity of its systems; and completion of the bird strike tests. The second prototype aircraft is in final assembly phase and the first series aircraft started production.

Regarding the F-39 Gripen NG project for the Brazilian Air Force, in October 2015 the Company sent the first group of Brazilian engineers that will take part in the technology transfer process and has already started to build the Center for Design and Development of the Gripen NG at the industrial plant of Gavião Peixoto, in São Paulo.

Atech Negócios em Tecnologia S.A. completed the definition, search and hiring phase of main suppliers for the LABGENE program (Nuclear-Power Generation Laboratory) for the Brazilian Navy as well as the upgrade of air traffic control centers in Brazil with implementation of updated versions of air traffic control and management systems in four control centers. Atech has also completed the first phase of implementation of its SkyFlow air traffic management system in India.

The Geostationary Defense and Communication Satellite (SGDC) Program, whose integration is the responsibility of Visiona Tecnologia Espacial, continues to advance on schedule, including all contractual deliverables. Visiona initiated installation of the 13-meter antennas for satellite control and completed the junction of the platform and the satellite communication module (payload), thereby starting the integration and testing phase for the satellite.

Savis Tecnologia e Sistemas S.A., leader of the Tepro Consortium, contracted by the Brazilian Army for the Sisfron Project (Integrated Borders Monitoring System), continued in its third year of implementation, finishing 2015 with more than 50% of project execution.

In December 2015, Bradar entered into a cooperation agreement with the Army Technology Center (CTEx) and the Research, Development and Innovation Support Foundation of the Brazilian Army (FAPEB). This agreement aims to implement the fourth, and final, stage of the air surveillance radar SABER-M200 project.

At the end of 2015, Embraer Defense and Security, in conjunction with AEL Sistemas SA and Avibrás Divisão Aérea e Naval S.A. decided to close down Harpia Sistemas S.A., a joint venture formed in September 2011 in order to explore the unmanned aerial vehicles market. Measures to guarantee and preserve the technology and expertise that had already been developed under this project are being undertaken.

Among its international achievements, Embraer Defense & Security has continued to deliver the A-29 Super Tucano for the LAS program (Light Air Support) of the United States Air Force (USAF), delivering 11 aircraft in 2015. Also, the Republic of Lebanon confirmed the acquisition of six A-29 Super Tucano aircraft from Embraer Defense & Security and Sierra Nevada Corporation.

Embraer Defense &  Security closed the year with US$ 4.7 billion in value of its firm order backlog.

SEC/DOJ INVESTIGATION UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. The U.S. government inquiries, related inquiries and developments in other countries and the Company’s internal investigation are continuing and the Company will continue to cooperate with the governmental authorities, as circumstances may require. The Company has begun discussions with the DOJ for a possible resolution of the allegations of non-compliance with the FCPA. A resolution of the U.S. government inquiries, and related inquiries, proceedings and developments in other countries would result in fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. Based

9

upon the opinion of its outside counsel, the Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In light of the above, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department, the appointment of a Chief Compliance Officer reporting directly to the Risk and Audit Committee of the Board of Directors, the development of a program to monitor engagement of and payments to third parties, improvements to compliance policies, procedure and controls, the enhancement of anonymous and other reporting channels, and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

2016 GUIDANCE: NET REVENUES, MARGINS, INVESTMENTS AND FREE CASH FLOW

Given the order activity in recent years, in which Embraer captured a significant share of orders from US carriers, the Company expects higher deliveries with good production visibility for 2016 in the Commercial Aviation segment. Deliveries of the E175 jet model are likely to continue to represent the majority of the segment’s deliveries.

Conditions in the executive jet market remain challenging, as the level of pre-owned aircraft for sale continues to pressure new aircraft demand. Recently, weakness in emerging markets has affected the industry, though the U.S. market continues to gradually improve from its post-crisis levels. The Company believes that its new executive jet product offerings, namely the Legacy 500 and 450 jets, should help Embraer to increase its total executive jet deliveries as compared to 2015 as well as grow revenues in the segment in 2016. The Legacy 500 will continue to ramp up deliveries through the year, while the Legacy 450 jet will have its first full year of deliveries in 2016.

With respect to the Defense & Security segment, the Company should continue to execute existing programs, including the KC-390 program as well as the Border Monitoring system (SISFRON), Super Tucano LAS, and satellite programs. We expect a decline in Defense & Security segment revenues in 2016 given program adjustments implemented in mid-2015 as well as a lower expected average Real to US dollar exchange rate this year compared to 2015.

In light of the scenario outlined above, in 2016 Embraer expects to deliver 105 to 110 commercial jets, 75 to 85 light executive jets and 40 to 50 large executive jets (including Legacy 500 and Legacy 450 deliveries, which are considered as part of large jets). Total Revenues are expected to be between US$ 6.0 billion and US$ 6.4 billion. The approximate revenue contribution from each business segment for 2016 is as follows: 57% from Commercial Aviation, 30% from Executive Jets, 12% from Defense & Security and 2% from Other businesses.

2016 - NET REVENUE OUTLOOK
(US$ BILLION)
Commercial Aviation	$3.45	-	$3.65
Executive Jets	$1.75	-	$1.90
Defense & Security	$0.70	-	$0.75
Others	$0.10	-	$0.10
EMBRAER	$6.00	-	$6.40

In 2016, the Company expects to deliver a similar mix of smaller E-Jets E175 model aircraft in the Commercial Aviation segment as compared to 2015, with a higher number of deliveries. In the Executive Jets segment, a higher level of deliveries and a more favorable mix of large jets expected in 2016 should lead to

10

an improvement in profitability for the segment. For Defense & Security, potentially lower volatility in the Brazilian Real to US dollar exchange rate should reduce cost base revisions in the segment in 2016, helping profitability. As a result of these factors, the Company expects to achieve higher consolidated margins in 2016, with expected EBIT margin of between 8.0% and 8.5% (from US$ 480 million to US$ 545 million), and EBITDA margin of between 13.3% and 13.7% (from US$ 800 million to US$ 870 million) for 2016.

2016 - EBIT & EBITDA OUTLOOK
(US$ MILLION)
EBIT	$480	-	$545
EBIT Margin	8.0%	-	8.5%
EBITDA	$800	-	$870
EBITDA Margin	13.3%	-	13.7%

The Company expects 2016 Investments to reach US$ 650 million. Research will represent US$ 50 million, Product development will represent US$ 325 million, and CAPEX will represent US$ 275 million. The majority of the Company’s investments are related to the development of the E2 family of commercial jets.

As a consequence of the Company’s outlook for revenues, operating profit and investments as well as other factors such as working capital investments, we expect 2016 Free Cash Flow to be greater than negative US$ 100 million.

This Outlook is based on assumptions which are subject to various factors, many of which are not and neither will be under the control of the Company.

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(2)	(2)
LTM* (IFRS)	3Q15	2014	2015
Net Income (Loss) Attributable to Embraer	49.4	334.7	69.2
Noncontrolling interest	12.3	13.0	11.6
Income tax (expense) income	358.6	156.2	255.4
Financial income (expense), net	38.4	24.5	22.9
Foreign exchange gain (loss), net	3.8	14.9	(27.6)
Depreciation and amortization	303.5	286.3	316.8
EBITDA LTM	766.0	829.6	648.3
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

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EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q15	4Q15	4Q15	2014	2015
Net Income (Loss) Attributable to Embraer	(109.6)	91.4	111.2	334.7	69.2
Noncontrolling interest	4.2	3.5	2.8	13.0	11.6
Income tax (expense) income	164.4	54.9	(48.3)	156.2	255.4
Financial income (expense), net	1.2	22.6	7.1	24.5	22.9
Foreign exchange gain (loss), net	24.2	23.9	(7.5)	14.9	(27.6)
Depreciation and amortization	73.6	85.0	98.3	286.3	316.8
EBITDA	158.0	281.3	163.6	829.6	648.3
EBITDA Margin	12.3%	13.8%	7.9%	13.2%	10.9%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q15	4Q15	4Q15	2014	2015
Operating profit before financial income (EBIT)	84.4	196.3	65.3	543.3	331.5
Provisions for financial guarantees related to Republic	0.0	0.0	100.9	0.0	100.9
Adjusted EBIT	84.4	196.3	166.2	543.3	432.4
Adjusted EBIT Margin %	6.6%	9.6%	8.0%	8.6%	7.3%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q15	4Q15	4Q15	2014	2015
EBITDA	158.0	281.3	163.6	829.6	648.3
Provisions for financial guarantees related to Republic	0.0	0.0	100.9	0.0	100.9
Adjusted EBITDA	158.0	281.3	264.5	829.6	749.2
Adjusted EBITDA Margin %	12.3%	13.8%	12.8%	13.2%	12.6%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

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Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of provisions for financial guarantees related to the Chapter 11 filing of Republic Airways Holdings. Adjusted EBIT is calculated by adding Operating profit before financial income (EBIT) plus the US$ 100.9 million impact of provisions related to the Republic financial guarantees. Adjusted EBITDA is calculated by adding EBITDA plus the US$ 100.9 million impact of provisions related to the Republic financial guarantees. It is important to note that these provisions are non-cash in nature and represent the Company’s best estimate at present of potential future payments under the financial guarantee obligations that Embraer has with Republic.

in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q15	4Q15	4Q15	2014	2015
Net Income (Loss) Attributable to Embraer	(109.6)	91.4	111.2	334.7	69.2
Net change in Deferred income tax & social contribution	181.1	38.0	(148.1)	79.1	136.2
After-tax provisions for financial guarantees	0.0	0.0	66.6	0.0	66.6
Adjusted Net Income	71.5	129.4	29.7	413.8	272.0
Adjusted Net Margin	5.6%	6.3%	1.4%	6.6%	4.6%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income also excludes the after-tax impact of provisions for financial guarantees related to the Republic Chapter 11 filing, which totaled US$ 66.6 million in 4Q15 and 2015.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	2014	3Q15	2015
Total debt to EBITDA (i)	3.02	4.42	5.45
Net cash to EBITDA (ii)	(0.05)	(0.84)	0.01
Total debt to capitalization (iii)	0.39	0.47	0.48
LTM EBITDA to financial expense (gross) (iv)	6.01	4.75	3.71
LTM EBITDA (v)	829.6	766.0	648.3
LTM Interest and commissions on loans (vi)	138.1	161.3	174.6
(1) Derived from unaudited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

13

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		(2) Twelve Months Ended on
	31 Dec, 2014	31 Dec, 2015	31 Dec, 2014	31 Dec, 2015
Revenue	2,045.5	2,074.4	6,288.8	5,928.1
Cost of sales and services	(1,691.2)	(1,724.7)	(5,038.3)	(4,816.8)

Gross profit	354.3	349.7	1,250.5	1,111.3
Operating Income (Expense)
Administrative	(55.4)	(49.6)	(207.5)	(182.0)
Selling	(113.2)	(96.9)	(419.9)	(361.6)
Research	(16.7)	(14.9)	(47.1)	(41.7)
Other operating income (expense), net	27.4	(122.7)	(32.6)	(194.2)
Equity in gain or losses of associates	(0.1)	(0.3)	(0.1)	(0.3)

Operating profit before financial income	196.3	65.3	543.3	331.5
Financial (expenses) income, net	(22.6)	(7.1)	(24.5)	(22.9)
Foreign exchange gain (loss), net	(23.9)	7.5	(14.9)	27.6

Profit before taxes on income	149.8	65.7	503.9	336.2
Income tax expense	(54.9)	48.3	(156.2)	(255.4)

Net Income	94.9	114.0	347.7	80.8
Attributable to:
Owners of Embraer	91.4	111.2	334.7	69.2
Noncontrolling interest	3.5	2.8	13.0	11.6

Weighted average number of shares (in thousands)
Basic	733.7	730.2	733.7	730.2
Diluted	737.3	733.6	737.5	733.6

Earnings per share
Basic	0.1246	0.1523	0.4562	0.0947
Diluted	0.1240	0.1516	0.4538	0.0943

Earnings per share - ADS basic (US$)	0.4983	0.6091	1.8247	0.3787
Earnings per share - ADS diluted (US$)	0.4959	0.6063	1.8153	0.3772
(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements.

14

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three months ended on		(1) Twelve Months Ended
	31 Dec, 2014	31 Dec, 2015	31 Dec, 2014	31 Dec, 2015
Operating activities
Net income	94.9	114.0	347.7	80.8
Items not affecting cash and cash equivalents
Depreciation	43.3	36.8	168.9	161.9
Amortization	41.7	61.5	117.4	154.9
Contribution from suppliers	(9.0)	(12.9)	(25.2)	(33.8)
Allowance (reversal) for inventory obsolescence	5.8	(3.0)	(5.3)	7.6
Inventory and PPE provision for adjustment to realizable value	2.6	(5.3)	22.0	(5.8)
Gains (Losses) on disposal of investments	15.5	23.9	15.6	49.6
Provision for doubtful accounts	-	0.7	(1.9)	7.4
Deferred income tax and social contribution	38.0	(148.1)	79.1	136.2
Accrued interest	3.9	17.3	16.4	32.4
Equity in the losses of associates	0.1	0.2	0.1	0.3
Share-based remuneration	1.0	0.5	5.3	2.3
Foreign exchange gain (loss), net	17.2	(6.0)	11.9	(31.3)
Residual value guarantee	14.5	10.0	19.0	0.3
Other	(2.8)	(2.3)	(12.3)	(10.3)
Changes in assets
Financial investments (2)	104.6	(82.6)	150.9	(70.4)
Derivative financial instruments	16.2	(28.1)	14.3	0.4
Collateralized accounts receivable and accounts receivable	78.6	74.9	(149.1)	(73.2)
Customer and commercial financing	6.0	(1.4)	5.1	12.4
Inventories	359.3	468.1	(108.8)	137.2
Other assets	17.7	(35.5)	(107.2)	(208.9)
Changes in liabilities
Trade accounts payable	39.3	53.0	(27.8)	72.1
Non-recourse and recourse debt	(1.7)	(13.0)	(0.3)	(15.2)
Other payables	(76.0)	(5.4)	10.3	(71.1)
Contribution from suppliers	13.0	5.4	151.8	140.0
Advances from customers	(168.5)	46.6	(167.6)	136.1
Taxes and payroll charges payable	(49.0)	89.4	(52.1)	63.0
Financial guarantee	0.5	79.6	(74.5)	54.8
Other provisions	(0.4)	(15.5)	24.4	24.1
Unearned income	14.5	73.6	54.2	108.7
Net cash generated by (used in) operating activities	620.8	796.4	482.3	862.5
Investing activities
Additions to property, plant and equipment	(86.9)	(96.6)	(283.7)	(341.5)
Proceeds from sale of property, plant and equipment	0.1	14.1	-	51.6
Additions to intangible assets	(132.2)	(129.2)	(415.4)	(427.6)
Investments in associates	-	(1.1)	(0.5)	(1.3)
Bonds and securities	26.1	(482.5)	28.1	(702.8)
Restricted cash reserved for construction of assets	0.4	4.2	-	4.2
Net cash used in investing activities	(192.5)	(691.1)	(671.5)	(1,417.4)
Financing activities
Proceeds from borrowings	424.0	391.3	798.6	1,696.9
Repayment of borrowings	(225.0)	(280.8)	(386.1)	(419.2)
Dividends and interest on own capital	(17.6)	(7.4)	(99.3)	(60.9)
Treasury shares	1.1	1.4	20.1	7.2
Net cash generated by financing activities	182.5	104.5	333.3	1,224.0

Increase (Decrease) in cash and cash equivalents	610.8	209.8	144.1	669.1

Effects of exchange rate changes on cash and cash equivalents	(73.8)	1.2	(114.8)	(216.6)

Cash and cash equivalents at the beginning of the period	1,176.0	1,954.5	1,683.7	1,713.0

Cash and cash equivalents at the end of the period	1,713.0	2,165.5	1,713.0	2,165.5
(1) Derived from audited annual financial statements.
(2) Include Unrealized (gain) on Financial investments, 4Q14 (9.6), 4Q15 (7.3) and 2014 (35.9), 2015 (37.6)

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of December 31,	As of December 31,
	2014	2015
Current assets
Cash and cash equivalents	1,713.0	2,165.5
Financial investments	710.6	622.6
Trade accounts receivable, net	696.9	781.9
Derivative financial instruments	5.2	5.2
Customer and commercial financing	13.6	10.8
Collateralized accounts receivable	9.0	91.4
Inventories	2,405.3	2,314.6
Income tax and Social Contribution	89.2	130.2
Other assets	167.9	289.4
	5,810.7	6,411.6
Non-current assets
Financial investments	45.8	749.6
Trade accounts receivable	6.9	1.5
Derivative financial instruments	12.7	9.2
Customer and commercial financing	55.0	45.4
Collateralized accounts receivable	416.6	316.6
Guarantee deposits	582.0	577.3
Deferred income tax	8.1	4.5
Other assets	186.1	119.8
	1,313.2	1,823.9

Investments	0.4	1.2
Property, plant and equipment, net	2,025.8	2,027.4
Intangible assets	1,260.9	1,405.4
	4,600.3	5,257.9

TOTAL ASSETS	10,411.0	11,669.5
(1) Derived from audited financial information.

16

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of December 31,	As of December 31,
	2014	2015
Current liabilities
Trade accounts payable	980.6	1,034.9
Loans and financing	89.7	219.4
Non-recourse and recourse debt	10.3	10.1
Other payables	324.5	291.1
Advances from customers	652.5	743.8
Derivative financial instruments	15.4	12.3
Taxes and payroll charges payable	125.6	70.8
Income tax and social contribution	8.6	118.1
Financial guarantee and residual value	29.5	161.5
Provisions	95.4	95.7
Dividends payable	37.3	2.7
Unearned income	183.5	320.0
	2,552.9	3,080.4
Non-current liabilities
Loans and financing	2,418.4	3,311.1
Non-recourse and recourse debt	389.7	374.7
Other payables	87.6	39.6
Advances from customers	176.1	164.1
Taxes and payroll charges payable	144.1	80.6
Deferred income tax and social contribution	270.4	417.3
Financial guarantee and residual value	208.5	131.6
Provisions	153.1	108.9
Unearned income	145.4	117.5
	3,993.3	4,745.4

TOTAL LIABILITIES	6,546.2	7,825.8

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(60.1)	(38.4)
Revenue reserves	2,429.5	2,456.3
Share-based remuneration	33.1	35.4
Retained earnings	-	-
Accumulated Other Comprehensive Loss	(75.7)	(149.5)
	3,764.8	3,741.8
Non-controlling interest	100.0	101.9
Total company's shareholders' equity	3,864.8	3,843.7

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	10,411.0	11,669.5
(1) Derived from audited financial information.

17

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q14 Results on Thursday, March 3, 2016 at 1:00PM (SP) / 11:00AM (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Conference ID: 16185757

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer